Exhibit 99.1

Given Imaging
First Quarter 2011
Financial Results Conference Call
May 5, 2011
9:00 a.m. ET

Operator:  Good morning, and welcome ladies and gentlemen to the Given Imaging first quarter 2011 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Mr. David Carey. Please go ahead.

David Carey:  Good morning, and thank you for joining us. With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 9, 2011. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s first-quarter earnings release, which is posted on the Given Imaging website.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir:  Thank you David. Good morning everyone and thanks for joining us today.

I’m pleased to report that in the first quarter we increased our worldwide revenues by 25 percent to a record $40 million. The increase reflects sales of products of Sierra Scientific, which we acquired in April 2010, as well as solid PillCam revenue growth in both the EMEA and APAC regions.

In the EMEA region, revenue increased to $11.2 million, including $9.7 million in sales of PillCam capsules and equipment. In addition, PillCam SB capsule sales increased by 18 percent compared to PillCam SB sales in the same period last year. Importantly, we believe that we are back on track and poised for double digit growth in the region during the rest of this year following a few positive developments, including, a few sickness funds in Germany that have begun reimbursing for PillCam SB in advance of the countrywide reimbursement expected early next year, the growing experience and clinical data related to the use of PillCam COLON, and the near completion of the integration of the acquired Sierra products into our European sales channel.

In the APAC region, we achieved first quarter revenue of $4.7 million, $4 million of which is attributable to sales of PillCam capsules and equipment. This represents a strong 29% increase compared to PillCam sales the first quarter of last year. We were fortunate that first quarter sales in the region were not impacted by the earthquake in Japan in early March.

It is still too early to determine whether the earthquake will have an effect on sales in the second quarter and the rest of the year, but at this point, we don’t expect much of any impact due to the fact that the region near the epicenter of the earthquake is in a sparsely populated area of the country.

In the Americas region, revenue increased to $24.1 million. The increase primarily reflects sales of Sierra Scientific Products. PillCam sales in the region remained flat compared to the first quarter of last year.

In March, we achieved a significant milestone in our strategy to expand use of PillCam SB beyond the obscure GI bleeding indication. The FDA cleared PillCam SB for use in monitoring lesions that may indicate Crohn's disease. In addition to using PillCam SB to detect Crohn’s disease, physicians now can use it to monitor patient response to therapy over time. This represents a significant opportunity for us in the United States, but we expect growth to occur gradually over the next few quarters as we can now educate and market to physicians on this new indication.

Gross margin for the quarter was 77.4 percent, while GAAP and Non-GAAP operating profit increased by 21% and 12%, respectively compared to the first quarter of last year.

Net income on both a GAAP and Non-GAAP basis was lower than the same period of last year due primarily to currency fluctuations and higher taxes. Yuval will discuss this in greater detail shortly.

Since the early days of the Company, we have been investing resources to protect our innovative products and strengthen our competitive position, and we plan to continue to do so. We currently have approximately 250 registered patents and more than 400 pending patent applications worldwide. Most of our patents cover inventions of our employees and consultants and some we acquired from third parties as part of our M&A activity or for competitive reasons. During Q1 2011, we acquired a patent family relating to our capsule endoscopy products from a third party.

Also during the quarter, a patent court in Germany ruled that the MiroCam capsule endoscopy system, manufactured by a South Korean company infringes two patents asserted by Given Imaging. This ruling allows us to prevent the distributor of this competitive product from selling the current model of the MiroCam capsule and MiroView software in Germany. The defendant appealed this decision and initiated separate proceedings to invalidate our two patents, which are unlikely to be decided this year.

I would like now to spend a few moments on PillCam COLON. In February, we sponsored the First International Colon Capsule Expert Meeting in Europe in partnership with the ESGE. Key European opinion leaders gathered to discuss topics pertaining to colon capsule endoscopy and develop PillCam COLON consensus guidelines to establish usage parameters for the broader GI community in Europe. This meeting was very productive and we are pleased with the positive response from this influential group of GIs. We expect these guidelines will be published in a peer review journal in the fourth quarter.

Following recent discussions with the Japanese FDA, PMDA, we are planning to initiate a clinical trial for PillCam COLON this year which will serve as the basis for a regulatory filing to market PillCam COLON in Japan. PMDA has requested that we enroll 72 patients in this trial. We expect that this will take a few months to enroll and complete the trial, and we plan to submit our application to PMDA soon after. PMDA has granted the study fast track review status, and we hope to receive a positive decision before the end of 2012.

The Japanese Ministry of Health recommends individuals age 40 to 75 to be screened for colorectal cancer. Currently, just 25% of those individuals are screened annually through colonoscopy or FOBT, so there is clearly a need for new tools to increase compliance. Further demonstrating this need, approximately half of the individuals with a positive FOBT refuse to have a follow-up colonoscopy. When those groups are combined with patients that are contraindicated for colonoscopy the annual addressable market is approximately 6 million individuals.

In the U.S., we recently completed the feasibility trial announced in January to confirm the optimal procedures and logistics for the larger PillCam COLON pivotal trial. We had originally planned to enroll up to 50 patients in two sites, but we stopped the trial with 30 patients enrolled at one site. We are pleased with our findings, which will enable us to perform a much more efficient pivotal trial.

Soon, we plan to initiate the pivotal trial in the US with up to 800 patients. The primary reason for the increased number of patients is to achieve a higher prevalence of the less frequently observed larger polyps 10mm and above that indicate higher clinical risk. The study will be performed at seventeen sites 11 in the USA, 6 in Israel, in a population of patients of average risk for colon polyps who are indicated for screening examinations.  Comparison will be made to optical colonoscopy as the clinical standard. Consistent with previous clearance studies with other PillCam products, we will not file an IDE for this trial, as the PillCam family is considered to be a NSR device (Non Significant Risk) and as such an IDE is not required.

The clinical trial is in an advanced planning stage, as follows:
•	The study investigator meeting will be held next week Monday, May 9, in Chicago
•	Protocol submissions to the IRB and Ethics Committee will be made within two weeks after this meeting, incorporating any final changes
•	Enrollment will commence with the first IRB approvals, which are expected to be in the U.S.
•	The total estimated study duration is approximately one year
•	At study completion we will file a 510(k) application with the FDA for review and clearance

PillCam COLON 2 results from previous and ongoing trials outside of the US remain encouraging and consistent.  PillCam COLON 2 procedures continue to identify significant polyps that had been missed at the time of colonoscopy, indicating its value as a complementary tool in identifying important lesions that may progress to malignancy.  There are approximately 148,000 new cases of colon cancer and 55,000 deaths in the U.S. each year.

PillCam COLON 2 is expected to be a valuable additional tool in screening patients for polyps, particularly in those patients who refuse and/or are unwilling to undergo colonoscopy procedures.

Obviously, there is no assurance that we will be able to complete the trial successfully or obtain the desired results to support FDA clearance but we believe that we are moving in the right direction.

Before turning the call over to Yuval, I’d like to remind everyone that the largest GI-focused medical meeting of the year, DDW, gets underway tomorrow in Chicago. This year, more than 150 podium and poster sessions featuring our products will be presented.   Among the sessions is a podium presentation next Monday highlighting new data from a multicenter study assessing the feasibility of PillCam COLON 2 in a head-to-head comparison with colonoscopy. Among the other podium presentations include a multicenter study comparing the yield of PillCam SB to small bowel follow through prior to colonoscopy in patients with suspected Crohn's disease.

Additional highlights are available in a press release we issued on Tuesday. We will also be hosting a meeting with members of the financial community at 12pm Central Time on Monday at the international section of our booth.  In addition to showing you our newest products, our plan is to have one of our European investigators available to speak to the group about PillCam COLON2 in Europe. We hope to see many of you there.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our financial results.

Yuval Yanai:  Thanks, Homi.

As Homi mentioned, worldwide revenues were a record $40 million in the first quarter of 2011, a 25% increase from the $32.1 million in the first quarter of 2010.

Revenues in the Americas region increased 18% to $24.1 million, which included revenues of $3.2 million from sales of Sierra Scientific products, which was acquired on April 1 last year. In the same period in 2010, revenues in the Americas region were $20.5 million.

Revenues in the EMEA region were $11.2 million including $1.5 million from Sierra. In the first quarter of 2010, EMEA revenues were $8.5 million.

APAC revenues increased by approximately 52 percent to $4.7 million including $700,000 in revenue from Sierra compared to revenues of $3.1 million in the first quarter of 2010.

Revenues in the EMEA and in APAC were positively affected by the weakness of the US dollar compared to the Euro and the Australian dollar. However, the weakness of the US dollar adversely affected operating expenses denominated in those currencies.  The net effect of the volatile exchange rates on our net income was immaterial as a result of our currency hedging. Now back to revenue analysis.

Worldwide PillCam SB sales amounted to 54,200 capsules in the first quarter of 2011, a 7% increase compared to 50,900 capsules in the same period last year. In the Americas region, PillCam SB sales were 33,400 capsules in the first quarter of 2011 similar to the first quarter of last year. PillCam SB sales in the EMEA region were 15,000 capsules, an 18% increase from 12,700 capsules in the first quarter of 2010, while PillCam SB sales in the APAC region were 5,800 capsules, representing a growth of 23% from 4,700 capsules in the same period in 2010.

We sold this quarter 22 workstations compared to 75 systems in the first quarter of 2010. This brings our cumulative system deliveries worldwide to over 5,600 systems. We also sold approximately 136 Rapid Access Systems, our software only solution, and since we launched this product last year, we’ve sold over 1,000 systems.

Gross margin on a non-GAAP basis in the first quarter of 2011 was 77.4 percent, compared to gross margin of 77.1 percent in the first quarter of 2010. On a GAAP basis, gross margin for the quarter was 76.8 percent. The difference between GAAP and non-GAAP gross margin consists of amortization of Sierra PPA expenses which are charged to the cost of goods sold.

Non-GAAP operating profit was $3.9 million in the first quarter of 2011, representing a 12% growth from 3.5 million in 2010. Operating expenses in the first quarter of 2011 include Sierra expenses, which were not included in the operating expenses of the first quarter last year.

On a non-GAAP basis, net income for the first quarter of 2011 was $3 million, or $0.10 per share on a fully diluted basis, compared to net income of $4.4 million, or $0.14 per share on a fully diluted basis in the first quarter of 2010.

Despite the fact that first quarter 2011 operating profit was higher compared to last year, net income was lower due to higher tax and finance expenses. In the first quarter of 2011 we incurred finance expense, net, of $100,000, compared to finance income of almost $1,000,000 in the first quarter of 2010. The fact that we recorded finance expense, net, is attributable to exchange rate volatility. Tax expense for the first quarter of 2011 was $600,000, compared to $100,000 in the same quarter of last year. The increase in tax expense resulted from the consolidation of Sierra. Sierra tax rate is higher compared to the average tax rate on the basic PillCam products which are manufactured in Israel.

Full reconciliation between GAAP and non-GAAP earnings is attached to our press release.

Moderator, you may now open the call to questions.

Operator:  To ask a question, please press star 1 at this time. We will take our first question from Joshua Zable.

Joshua Zable:  Hey guys congrats on a really good quarter. I've got a lot of questions here so just let me get right to them. Just first of all, clarity on Germany here. I know you said that the German providers are beginning to reimburse for the SB: that's great news.

I guess I'm wondering sort of what was the timing of that? Do you think that maybe, you know, national reimbursement will come sooner? Just a little bit more color on that because that was a positive surprise here on the call.

Homi Shamir:  Okay Joshua, first thank you very much. As a matter of fact we did not see an effect in this quarter on our revenue in Germany. Obviously Germany had a very good quarter in Europe generally. But we know that at least two or three sickness funds informed which is roughly about 50 million people informed their patient that if they would like to use small bowel capsule they should call them and they will pre-approve it.

So we started seeing some activities probably will help us even to trigger more Germany during the next couple of quarters. But really the biggest thing is to get the reimbursement. I don't think those sickness funds have any influence on the government to get it earlier or later.  I mean we still expect it to happen end of this year, early next year.

Joshua Zable:  Great. And then just I guess this is sort of a general question. With the trial in Japan and the trial in the US being more patients, you guys obviously had a really strong quarter, reiterated your guidance.It would seem like there's some more expenses associated. I know your trials aren't that expensive but I’m just wondering should we bake in sort of more expenses here and the profitability is offsetting it? Or did you sort of account for this in your initial guidance? Thanks.

Homi Shamir:  I think we accounted for it in our initial guidance, you know, Japan came a little bit below what we thought and America came a little bit higher. So overall we are on the same kind of guidance looking forward into that.

Joshua Zable:  Great and then last question here, it's kind of a couple of parts to it. On the US trial obviously very exciting to get this started. Just to be clear, I know you gave us very helpful timelines as far as kind the meetings and what not.

I guess A, how quickly does it start in terms of getting that first IRB approved? I'm just, you know, want to get familiar with it. That's like a two week process or a two month process.

B, I know you guys don't have an IDE. I know you've been in discussions with the FDA so I guess I’m just wondering sort of if we can just have a little bit of color about sort of the, you know, the decision to do it this way.

And then three, can you just give us more clarity. You stopped the trial with 30 patients. I know you said the data looks good. I'm just wondering if it was because the data was so good that there's no point in doing more? Or was it more of a function of you got more clarity from the FDA on the bigger trials so there was no point in continuing to do that one?

Thanks very much; congrats again guys.

Homi Shamir: Okay one at a time. So IRB, out of the 11 sites in the USA, nine of them are more private parties. So relative to IRB will be there three to four weeks from submission. The institutional can take a little bit longer similar to the site in Israel.

So we expect to start the clinical trial in June timeframe, end of June, beginning of July. But that's the timeframe. Again if everything will move forward, we are fully dedicated to start doing it yesterday. So as soon as we get the first IRBs we will start rolling it.

Concerning the 30 patient trials, we got what we needed from the trial. And mainly to see how the logistics are going and also how long it takes to enroll patients in the private setting. So we got all the information [inaudible] we can enroll patients very quick.

I don't think that's the bottleneck. The bottleneck probably will be our central readers. We have five central readers. So that could be a bottleneck in running the trial faster so that's why we said it would be a year.

But basically there is no use to us. We got all that we needed there. And we would like to start the big trial so why to continue this trial? We have all the information.

Concerning our discussion with the FDA concerning the IDE or not IDE, all the time we in the past and also in the future we will not disclose any of our communication with the FDA. And as I said earlier, consistent and in previous clearance, we never file an IDE and we continue with this policy with this C2 submission now.

Joshua Zable:  I guess let me ask you a different question. I know you guys obviously wanted to figure out the logistics with the 30 patients or the 50 patients. But you were also in discussions with the FDA or else you probably would have started the big trial sooner.

So I guess what we're trying to do is get comfort that you, you know, I know without giving too much disclosure that the FDA is sort of more comfortable after your discussions then they were sort of at the beginning of the discussions or has nothing changed. I guess that's really the question.

Homi Shamir:  Obviously I believe they are more comfortable. I can’t speak for themselves. But if you recall, we initially were going to do a 600 patient trial. And we increased it to 800. So probably we had the feedback from them why we need it.

And as I said we are concentrating here in the 10 millimeters which was also something important to the agency.

Joshua Zable:  And will we see the data from that 30 patients at some point or?

Homi Shamir: No, no it's a relatively small trial. There is no - but you will see next week if you are coming to the DDW data coming from Europe. Let me also mention there is a couple of major difference between the European trials that we conducted so far and our USA trials.

And let me mention that first we are using here in the states, the population is a screening population. In Europe, we used enriched populations. So it's a little bit different in the population. Secondly we are using here central readers. In Europe we did not use central readers.

And we believe when we use a central reader, the possibility of a reader missing a polyp or using not a correct size measurement, we try to narrow it. So I think we will get much more accurate reading.

Thirdly is the time of colonoscopy. Normally in the European study or the Israeli study we have done colonoscopy ten hours after swallowing the capsules. Here in the USA trial we are trying to bring it to be much closer to real life which means you swallow the capsule. You go home. Then the physician reads your result two, or three or one week later. And then he will ask you to come in -- if he finds something which will be in the 15% or 20% of the cases -- he will ask you to come a couple of weeks later and remove the polyps.

So that's really how we are doing the setting. We are allowing a gap between four to six weeks between the initial ingestion to doing a repeat colonoscopy.

And the fourth thing is, we are using a little bit different prep here.

We have a new booster in the prep and we had very good results in some of the trials. We used it also in the 30 patient trial. We are feeling that that's the right direction to go here in the states. Overall feeling fairly strong that we position ourselves to have a better result in this trial compared to any trial we have run so far.

Joshua Zable:  Great, thanks for answering all my questions. Congrats again on a great quarter guys.

Homi Shamir: Thank you.

Operator:  We'll go next to Amit Hazan from Gleacher & Company.

Amit Hazan:  Hey good morning guys.

Yuval Yanai:  Good morning.

Homi Shamir:  Hi Amit.

Amit Hazan:  Let me start maybe with the business in maybe Europe first. I'm just wondering if you could give a little bit more color on how much of the capsule growth that you saw was catch-up from the last two quarters of decline versus the real underlying demand in the region?

Yuval Yanai:  Hi Amit, good morning, this is Yuval. I don’t think there was any catch up here was just life back to normal. Our end users remain at the same level of utilization as before.

The only difference was that our distributors, some of the distributors decided to reduce the level of inventory. So now basically life is back to normal. The 18% or 19% or 15% growth depends on the [inaudible] is more less what we presented before the mini crisis we had in the second half of last year.

So basically life is back to normal and we expect to continue to show strong, double digit growth in this region in the SB business.

Amit Hazan:  Okay great. And then on the P&L maybe you can give us a little bit of an update in terms of progress on Sierra and Bravo manufacturing in Israel. What that can do? I imagine that's not fully done what that might be able to do to gross margins once that's completed.

Yuval Yanai: Okay regarding Bravo, we've already completed all the transfer of manufacturing to Israel. And this is I think we reported in previous quarter that we were able to improve gross margin from approximately 40% from the time that we acquired the product from Medtronic to around 70% which is the current one.

And from this 70% we hopefully will see some gradual improvement. But these are not going to be the same step function as before. In terms of Sierra we completed to move part of the electronic manufacturing to Israel.

It's not a very significant portion. It is an important one. It is already reflected in the gross margin that we generate from Sierra. Now the gross margin we generate is higher compared to what we experienced last year.  Obviously it is embedded in our consolidated gross margin.

I don’t think that we will see in the near future any additional significant change. But as in every other product, we continue with our efforts to reduce the bill of materials, to improve efficiencies. And therefore though Sierra has lower average gross margin compared to our other products we can still show an improved gross margin on consolidated basis.

Amit Hazan: Okay and then just lastly here in the US. Obviously you kind of returned back to roughly flat PillCam sales year-over-year. So I'm just wondering, how are you seeing the patient visit environment into the gastroenterologist channel and what your expectations are for the rest of the year?

Homi Shamir: Amit, we don't see any decline but we don't see them extremely busier than compared to last year. I think January and February, also to mention, were and March, mainly January and February you'll remember there was also weather issues that they were suffering a little bit.

But we have not been reported that we see more activity than compared to or in utilization. We are hoping that as we move into April and May and toward the second part of the year, we see also people start using their out-of-pocket.  So we might see an increase in utilization.

I personally believe and we are pushing the new indication of monitoring Crohn’s that will help our business.  We start educating our sales force.  In DDW we’ll be addressing it with the physicians. So I'm hoping that behind the OGIB we start seeing some contribution from the new indication.

Amit Hazan: Okay thanks very much guys. I'll jump back in queue.

Yuval Yanai:  Thanks Amit.

Operator:  As a reminder, it is star 1 to ask a question, again that's star 1 to ask a question. We'll go next to Bryan Brokmeier from Maxim Group.

Bryan Brokmeier:  Hi guys. So just kind of a little bit more on that last question on the increased utilization. Did you see an improvement in utilization in the US later in the quarter? That's sort of what in some of my channel checks have indicated that January was a pretty tough month because of weather and also because of higher deductibles, but that there was significant improvement in February and March.

Homi Shamir: I think the significant improvement was in March.  I talked with some physicians and they told me that especially in the Midwest, they've seen more patients and business was better in March.  But we need to monitor what we get in May or June and to get a better feeling then Bryan.

Bryan Brokmeier:  Okay. And so on the financial income line, Yuval, it was, you know, swung to an expense from an income which I believe was largely because of your hedging. Can you, you know, breakout the difference, the impact to the financial income from the hedging expense?

Yuval Yanai:  Yes, we had this quarter approximately $300,000 of more or less exchange losses.  And we record an annual -- sorry quarterly -- $200,000 of interest income. So this is the difference. This is how we came to $100,000 of finance expenses.

Now because the way we account for the hedging position, we mark it-to-market and I assume that my assumptions that the dollar is very weak, I don't expect at least at this point in time to see any or the same phenomena going into to the second quarter.

So theoretically we can expect this quarter finance income and not finance expense.

Bryan Brokmeier:  Right.

Yuval Yanai:  But once again, you know, predicting on currencies could be dangerous. But this is my humble opinion.

Bryan Brokmeier:  Right, right. And you said that the higher tax rate was largely due to bringing on Sierra at a higher tax rate. But isn't a lot of the tax rate, isn't that on the financial income as well in Israel.  So if because of the large loss from FX losses, the tax was on the $200,000 of interest income so that's another factor that caused the increase in the tax rate.

Yuval Yanai:  So tax is a little bit complicated item in our income statement because it is comprised of tax payable in relatively a big number of jurisdictions. For example, we pay 40% in the US. We pay 25% in Europe. We pay on some of our income 15% in Israel.

It's quite complicated. Although there are some items in our income statement which are not-taxable. So I can say that on a quarterly basis we can continue and assume that we will see a few hundred thousand dollars of tax liability on a quarterly basis.

In the first quarter, the net income is relatively low because it is our weakest quarter. So as a percentage of profit before tax, the tax expense is going to be reduced over time. And I think when we get to the end of the year, the accumulated or the average tax rate will not exceed 15% or 20%.

Bryan Brokmeier:  Okay that's helpful thanks. And so in Europe you commented a little bit on the inventory decline. I'm sorry, on the change in the inventory that the distributors are maintaining. Was there any impact in the first quarter from that? Or do we see a full quarter of sales to Europe?

Yuval Yanai:  A full quarter, as Homi said before, it's all over. It's behind us. And we are back into the normal way of doing business in EMEA.

Bryan Brokmeier:  Okay and then just lastly, you mentioned that you changed the booster, Homi. You mentioned that you changed the booster and that you used it in the small clinical trial and you'll be using it in the new clinical trial.  Can you explain some of the issues that you were having with the prior booster? And how the new booster is correcting those problems?

Homi Shamir:  First we did not have any problem. And what all the time you wanted to do is to propel the capsule as fast as you can out of your digestive track. You normally when you do a prep, a normal prep like colonoscopy you take two liters the night before and you take two liters of drink or a little bit less in the day of the procedure.

With the C2 technology, when the capsule is getting out of the stomach and getting into the small bowel the data recorder start vibrating and indicated that's the right time and that the capsule also wake up. And that's the right time to apply booster.

And from there it's a journey from the small bowel and then to the colon. This is the journey and we would like to do it as fast as we can. And that's why we're applying booster to propel the capsules. Obviously that's where we have also the new technology of the C2 that can take 35 images per second.

So we can really move the capsule as fast as we can and finish the procedure. So that's why we are using a booster there to propel the capsules.

Bryan Brokmeier:  So there isn't a problem with the capsules going too fast through the bowel?

Homi Shamir:  No that's why you have a 35 - this is faster than you see images on your iPhone.

Bryan Brokmeier:  Okay thank you.

Yuval Yanai:  Thanks Bryan.

Operator:  And as a reminder it's star 1 to ask a question. Again that's star 1 to ask a question. We'll go next to Joshua Zable from WJB Capital.

Joshua Zable:  Hey guys thanks for taking the follow up here. Just a couple of quick ones here, just back on the Colon 2 trial, just with the obviously increase in patients, here, I know you guys talked about it. I just wanted to confirm.

Can you kind of talk about the timing as far as I know you gave more timing related to Japan when you think that might get approval. Just kind of talk about timing of enrollment and then maybe sort of, you know, submission, potential approval, etc., etc. Anymore color would be helpful.

Homi Shamir:  Yes as I said, we will start it at the end of June the beginning of July. It will take a year so we'll finish it then. The FDA submission of 510K normally is about three months but it can be six months, who knows how long it takes them.

So somewhere I think we are in the same timeline of in Japan, end of 2012 beginning of 2013 to get approval. But that's the timeline. And we are, as I said, we will do as much as we can to run with the clinical trials, to run it faster.

If we need to do some advertising, we do some advertising in some local newspapers on radio station to recruit. We try to do it as fast as we can including the submission to the FDA of the 510K.

We would like to have this product as fast as we can in the market similar in Japan. So those are the timelines.

Joshua Zable:  Great. And then just I think one thing that goes underappreciated is obviously the Crohn’s monitoring indication. I know you got the indication and the next step is obviously reimbursement. I know, you know, obviously in Germany that's SB and that's a totally a different world.

I'm just wondering can you maybe talk about, you know, maybe private pay, what you're seeing on the reimbursement side on the monitoring indication? Thanks guys.

Homi Shamir: First we have in most of the payor already we have reimbursement for Crohn’s and Crohn’s monitoring. So what we did not have in some cases we did not have the FDA approval on that.

Or when we the approval now we can talk with the physicians. But overall when you look at some of the policies of most of the insurance providers in America we are fairly have a freedom to get reimbursement here.

What we need to do is to educate the physician and work with the physician so they will not be fearing there is a stricture which they associate with Crohn's disease. And if there is a stricture they can use the Agile capsules and it will be easier to them to monitor.

So it's really education here. We see, by the way, there's a close to half a million patients who are suffering from Crohn's disease. And we believe that we can capture some of that to have it on an annual basis instead of -- not instead -- supplementary for their use of the Crohn’s medication, once a year to take a capsule and monitor how the mucosa is healing.

Will be also we have some clinical trials that we started or are going to start that will bring some more light into that. There is some publication that's been done and also some in DDW. So there's a lot of activity around it that I think it will help us to penetrate this market.

I just also wanted to mention Josh, I feel very good with the pipeline we have as a company. We have in the short-term, we have obviously the new indication in the USA. We have the expected or reimbursement in Brazil and part of that is becoming effective part of that will becoming effective by the end of the year, obviously Germany.

We still have a long way to go both in Japan, and France in SB.  Sierra and Bravo continue to grow very nicely. And the last thing I feel in our pipeline in the midterm. Somewhere as I said, 2012 or early 2013, we will have COLON both in Japan and USA.

And so we're feeling that we never had such a strong pipeline in both in indication and product and geography across the company.

Joshua Zable:  Great, very helpful guys. Congrats again.

Homi Shamir:  Thank you.

Operator:  At this time we have no further questions. I would like to turn the call back over to Mr. Shamir for any additional or closing comments.

Homi Shamir:  Thanks again for joining us today. Later this month Yuval will be meeting with members of the institutional investment community in various cities in the East Coast and on May 25, I will be participating in the Think Equity Healthcare conference in New York. Thank you again operator. You may now disconnect the line.

Operator:  Thank you sir. That does conclude today's conference. We thank you for your participation.

END